

**OFFERING MEMORANDUM**

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

September 30, 2021

**Up to $250,000 12.50% Convertible Notes**

**Minimum Target Amount: $25,000**
**Up to 250 Notes at $1,000 Per Note**

Zenloc LLC (the "Company," "we," "us", or "our"), is offering up to $250,000 worth of Convertible Notes of the Company (the "Notes"). Purchasers of Notes are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000. (the "Target Amount"). This offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $25,000. by March 31, 2022. Unless the Company raises at least the Target Amount of $25,000. (the "Closing Amount") by March 31, 2022, no Notes will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $250,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 31, 2022, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Convertible Notes that can be purchased is One (1), representing a $1,000 minimum investment (1 Notes) per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**DISCLAIMER**

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**TABLE OF CONTENTS**

Page

## Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

# THE OFFERING

| | |
|---|---|
| Company | Zenloc LLC, Missouri Limited Liability Company ("LLC") formed on March 27, 2014. The Company was converted to an Arizona LLC on July 12, 2021 The Company's website URL is https://www.zenloc.com |
| Corporate Address | 1154 S 81st Way, Mesa AZ 85208 |
| Description of Business | Zenloc LLC is an Arizona Limited Liability Company |
| Type of Security Offering | 12.50% Convertible Notes due March 31, 2024, simple interest Not compounded on an annual basis from the Dated Date of 3/31/22, with an Option to convert to Equity at a 25% Discount to the Equity Offering price, if an Offering occurs before March 31, 2024 |
| Offering Price | $1,000 per Convertible Note |
| Target Amount of Offering | 25 Convertible Notes ($25,000) |
| Maximum Amount of Offering | 250 Convertible Notes ($250,000) |
| Minimum Investment per Investor | $1,000 (1 Note) unless waived by the Company |
| Offering Costs | We estimate that the costs of this offering will be approximately two thousand dollars ($2,000), including costs for attorney's and accounting fees. |
| Term of Offering | Subject to earlier termination described below, this offering will terminate not later than March 31, 2022, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the Notes are sold. |
| Escrow of Proceeds | Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before March 31, 2022, this offering will terminate with no Notes being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom. |
| Selling Commissions | The Notes will be sold by management who will receive no selling commissions or remuneration for sale of the Notes. |
| Closings | If we reach the target offering amount ($25,000) prior to the offering deadline, we will continue to sell the Notes on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). |
| Use of Proceeds | Net proceeds from this offering will be allocated as needed to prepare to commence operations. |

| | |
|---|---|
| Risk Factors | The Notes offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below. |

The price of the Notes has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

# RISK FACTORS

*Risks Related to our Business and Industry*

**Investing in the Company's Convertible Notes is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in the accompanying business plan.**

**General Risks**

ZENLOC LLC was incorporated on March 27, 2014 in the State of Missouri and commenced operations on March 27, 2014 and by Special Resolution converted to an Arizona LLC on 07/12/2021. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Directors, Officers and Key Employees have little to no operating experience or history. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered, in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base.

**No Operating History and Capital**

The Company has no operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all the risk's incident to the creation and development of a new business. The Company plans to conduct closings of sales of Convertible Notes as subscriptions are received equal to its stated Target Amount and periodically thereafter up to the stated maximum of $250,000.

**General Economic Conditions**

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. The Company has not yet established significant revenues or operations that provide financial stability in the long term.

**Managing Growth**

The Company expects to generate sales with large international companies. The anticipated growth could place a significant strain on the Company's management and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required and developing additional expertise by existing management personnel.

**Dependence on Key Personnel and Management**

In the early stages of its development the Company's business will be significantly dependent on the Company's management team which consists of only one Officer and Director of the Company. The Company's success will be particularly dependent upon its management in the near term and in the future. Although the Company does not currently maintain a key-man life insurance policy insuring the life of its key executive, the Company intends to apply for such a life insurance policy in the future.

**Inadequacy of Funds**

The maximum offering proceeds of $250,000. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

**Risks Associated with Expansion**

The Company plans on expanding its business through the introduction of a mobile application. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company.

**Changes in Consumer Behavior Could Reduce Profitability**

The Company's customers could change their behavior and purchase patterns in unpredictable ways. The Company's success therefore depends on its ability to successfully predict and adapt to changing consumer behavior outside, as well as inside the United States. Moreover, the Company must often invest substantial amounts in product research and development before the Company learns the extent to which products will earn consumer acceptance. If the Company's products and services do not achieve sufficient consumer acceptance, the Company's revenue may decline and adversely affect the profitability of the business.

**Competition**

The Company's main competitor is DeWalt with their signature portable alarm called the DeWalt DS600 – Portable Alarm. Although $60 cheaper than the Zenloc Alarm. The DS600 requires additional costs for, set-up, Ongoing monthly plans and for access to location of the device. Where as the Zenloc Alarm has NO ongoing fees.

**Trends in Customer Preferences and Spending**

The Company's operating results may fluctuate significantly as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments and general economic conditions. Consequently, the Company's revenues may vary by quarter and the Company's operating results may experience fluctuations that will impede appreciation and could slow the Company's growth.

**Unanticipated Obstacles to Execution of the Business Plan**

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable considering current economic and legal conditions with the skills, background, and knowledge of the Company's principal and future anticipation of advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

**Management Discretion as to Use of Proceeds**

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds to Issuer." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Noteholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors will depend.

**Lack of Management Control by Investors**

Upon completion of this Offering, the Company's principal Beneficial Shareholder will continue to control the Company. Investors will become Noteholders of the Company but cannot take part in the management or control of the Company. The Company, Manager, President and Officers have wide latitude in making business decisions. The Investors do not have such rights.

**Return of Profits**

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A Shareholder will be entitled to receive profits proportionate to the amount of Notes of Common Stock held by that Shareholder. The Company's Board of Directors will declare any future dividends based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

**No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets**

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties regarding the use of intellectual property, technology information and data, which may be deemed proprietary to others.

**Legal and Regulatory Compliance**

Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the way they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

**Projections: Forward Looking Information**

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot consider such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

**Dependence on Computer Infrastructure**

The Company relies on Internet and computer technology to market and sell its products and services. Therefore, an Internet or major computer failure would adversely affect the performance of the Company. The Company presently has limited redundancy systems, relies on third party backup facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems which could lead to interruptions, delays or stoppages in service to users of the Company's services and products which could cause a material adverse effect on the Company's business, operations and financial condition.

**Website Security Risks**

If the security measures the Company plans to use to protect the personal information of its website users, such as credit card numbers, are ineffective it could result in a reduction in revenues from decreased customer confidence, an increase in operating expenses, as well as possible liability and compliance costs. Any breach in the Company's website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using the website.

**Limited Transferability and Liquidity of Notes**

The Company may, in certain instances, prohibit the sale, transfer or disposition of Notes unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

**Long Term Nature of the Investment**

An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

**Compliance with Securities Laws**

The Securities are being offered for sale in reliance upon the 4(a)(6) Offering Exemption from the registration requirements of the Securities Act, applicable Oregon State Securities Laws, and other applicable securities laws. If the sale of Securities were to fail to comply with the applicable provisions of these exemptions, purchasers could attempt to seek rescission of their purchases of Securities. If several purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

**Determination of the Offering Price**

The offering price of the Convertible Notes has been arbitrarily established by the Company, considering such matters as the state of the Company's business development, the general condition of the industry in which the Company operates, the amount of funds sought from this Offering and the number of Notes the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Company's Convertible Notes or any other recognized criteria of value.

If the Maximum number of Convertible Notes are sold under this Offering, the purchasers under the Offering will own 250 of $1,000 par value Notes of the Convertible Notes issued and thereafter outstanding.

If the Maximum amount of Convertible Notes are sold under this Offering, the price per Share of $1,000 for 250 Notes for a total capital raise of $250,000.

If the Target number of Convertible Notes are sold under this Offering, the price per Note of $1,000 for 25 Notes for a total capital raise of $25,000.

**Any Valuation at this Stage is difficult to assess**

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to this class of equity being sold in this Offering.

**Need for Additional Financing**

Assuming all Notes are sold in this Offering Subscription, we believe that the net proceeds from this Offering, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to 12 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs.

**Limited Protection of Proprietary Rights; Potential Costs of Enforcement**

The ability of Zenloc LLC to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its product Patent. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available.

**Attraction and Retention of Qualified Personnel**

The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment.

**Risks Related to Ownership of Our Common Stock We Are an Emerging Growth Company**

The reduced disclosure requirements applicable to emerging growth companies may make our Common Stock less attractive to investors. We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies.

**Risks Associated with Financial Projections**

Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different. Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue.

**Our Manager Has Control over Key Management Decision Making**

Our founder and Manager, Barry Schofield, maintains majority voting rights and management control over the company. As a result, Barry Schofield can control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all our assets. In addition, Barry Schofield can control the management and affairs of our Company as a result of his/her position as our manager and his ability to control the election of our directors. Additionally, if Barry Schofield controls our Company at the time of his/her death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Barry Schofield owes a fiduciary duty to our stockholders and must act in good faith in a manner he/she reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Barry Schofield is entitled to vote his/her Notes in his/her own interests, which may not always be in the interests of our stockholders generally.

**The Target Offering**

Although there is a minimum number of Notes that must be sold by the Company in order to move forward with this Offering, the Company may not raise sufficient funds in this Offering to carry out its business plan as proposed, or that the net proceeds from the initial subscriptions for

Notes shall be in an amount sufficient to enable the Company to continue operations in any meaningful manner.

**Best Efforts Offering**

The Notes of the Company's Common Stock are offered by the Company on a "best efforts" basis. No individual, firm or corporation has agreed in advance to purchase any of the offered Notes. All the Notes of Common Stock may not be sold, and the Company may have to cease operations putting investor's capital at risk.

**Dividends on Common Stock**

The Company has never declared or paid cash dividends on its Common Stock and does not plan to pay any cash dividends with respect to its Common Stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's operations. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's Board of Directors shall determine dividend policy in the future based upon, but not limited to the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. The Company intends to retain appropriate levels of its earnings, if any, to support the Company's business activities.

**Use of Funds**

The Company intends to use the net proceeds of this offering to fund the development and deployment of its MK2 version of its product as well as ongoing working capital needs. The Company's management shall have broad discretion to determine how such proceeds shall be used.

**No Current Market for Convertible Notes**

There is no current market for the Convertible Notes offered in this private Offering and no market is expected to develop in the near future.

**The Notes will not be freely tradable until one year from the initial purchase date and other trading restrictions may apply as disclosed in the memorandum. Although the Notes may be tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our Convertible Notes. Because the Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Notes may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the Notes for its own account, for investment purposes and not with a view to resale or distribution thereof.

**There is currently no public trading market for our Convertible Notes which means that you may be required to hold your Notes in our Company for an indefinite period.**

Our Convertible Notes are not quoted on either the OTC Bulletin Board or OTC Markets, and are not listed on any exchange.  It is unlikely that any public market for the Convertible Notes will be established.

The Company conducted a Test the Waters campaign prior to filing its Form C with The Securities and Exchange Commission. A copy of the Test the Waters presentation used for the campaign is included with this document as ATTACHMENT 5.

## THE COMPANY AND ITS BUSINESS

*The Company*

Zenloc LLC (herein referenced from time to time as the "Company"), was formed on March 27, 2014 as a Limited Liability Company under the Laws of the State of Missouri and was converted to an Arizona LLC by a Voluntary Resolution on 07/12/2021. The Company may convert to a Corporation if it is able to raise the maximum amount of capital in this round of funding or is able to validate the commercial viability of its business strategy with sales of its MK1 product.

*Business Plan*

The Company's Business Plan is included as Attachment 1 to this document.

*Officers and Employees*

We currently have only 1 person, Mr. Barry Schofield working as an Officer and Employee on a part-time basis.

*Biography*



Barry J Schofield
Founder of UK company.

Over 30 years in Security and Investigations into cargo crime.
Principal design architect.
I invented the portable security alarm, whilst I was the Board Appointed Group Security Consultant for one of the largest haulage companies in Europe.
Seals, locks and RFID tags were not a problem for thieves, they just found an unattended container, broke it open and took whatever they could.
The consequences were financially enormous. Hence the portable alarm was invented.
The alarm won a prodigious award and was very well received in the UK and European markets.

In 2013 I moved to the USA. In 2014 I bought the UK company and formed an LLC here in the US. I eventually had some prototypes built and completed a market testing stage. This went very well, but raised an issue on range. With all the feedback and data obtained, a newer more technical version of the product was needed.

With the current technology now available, I can make Zenloc a worldwide product.

## OWNERSHIP AND CAPITAL STRUCTURE

*Ownership and Capital Structure*

Capitalization and Ownership Table

| | |
|---|---|
| Barry Schofield Owner/Inventor | 56.5% |
| Jonathan Darnall | 14.25% |
| John Darnall Friend | 14.25% |
| Josh Sink Friend | 5% |
| Kevin Parr Friend | 5% |
| Huw Olive Friend | 5% |

*Indebtedness*

As of 8/31/21, Zenloc LLC., has a $10,000 revolving line of credit with Bank of the West. The company has a loan balance of 9,200. as of 8/31/21. Barry Schofield as the Founder, Manager and controlling shareholder of the company has been making payments on the loan personally. Future loan payments and repayment of the principal balance of the loan will be made by the company after it raises capital.

*Valuation*

The offering price of the Notes being is based on a price per Share. The price per each Convertible Note is $1,000

*Restricted Securities*

The Notes purchased in this offering are restricted securities. For one year, the Notes can only be resold:

- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

*Exempt Offering*

The Company is conducting this Offering which is being conducted under the 4(a)(6) Exemption. Proceeds from this Offering will be used to fund our business Start Up operations as we work to validate the commercial viability of our MK1 product and take the necessary steps to develop our MK2 product.

## DESCRIPTION OF SECURITIES

*Convertible Notes*

We are issuing Convertible Notes of the Company, a copy of form of Convertible Note Agreement describing the Notes and more specifically the rights, privileges, restrictions, limitations and other material matters is included as ATTACHMENT 4.

*Transfer Agent*

The Company is planning to engage the services of a Stock Transfer Agent if the number of individual Noteholders in this Offering exceeds 25.

**FINANCIAL STATEMENTS, DEBT AND FINANCIAL CONDITION**

*Financial Statements*

Financial information for the Company appears in its Form C and a copy of its 2020 Tax Return is included as ATTACHMENT 2 to this document.

*Debt*

Currently Zenloc LLC. has debt of $9,200 in the form of a revolving line of credit with a $10,000 limit.

*Financial Condition*

Zenloc LLC is a Start Up Stage Company with No Operating History, however the company has a product patent and a working version of its product that has been tested and evaluated by several of its targeted customers. Therefore, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions, or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Offering Statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Even if we are able to raise enough money through this offering to commence operations, we cannot guarantee that once operations commence, we will stay in business after doing so. If we are unable to successfully attract customers, we may quickly use up the proceeds from this offering.

**USE OF PROCEEDS**

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if needed, may have a material adverse effect on our business, financial condition and results of operations.

| Amount Raised | $ Used | Purpose |
|---|---|---|
| $25,000 | $20,000 | To help complete V.1 Alarm for sale. |
| | $3000 | To website and Marketing of V.1 |
| | $2000 | Funding Portal & fees |
| $50,000 | As above plus $25,000 | Working Capitol |
| $75,000 | As above plus $20,000 | Manufacturing To boost initial $20,000 |
| | $5000 | Legal admin and Portal fees |
| $100,000 | AS above plus $25,000 | To R&D for V.2 alarm |
| $150,000 | As above Plus $38,000 | To new mold design for V.2 |
| | $12,000 | Start salary of CEO x 4 months |
| $200,000 | As above plus $30,000 | To R&D |
| | $8,000 | Additional working capitol |
| | $12,000 | Sales person Salary x 4 months |
| $250,000 | As above plus $20,000 | Any further R&D |
| | $10,000 | Purchase of 50 V.2 units for sale stock |
| | $20,000 | Fees and Portal Charges. |

# REGULATORY INFORMATION

*Disqualification*

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

*Compliance Failure*

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

*Annual Report*

The Company will make annual reports available in the investor portal section on its website at https://www.zenloc.com/. The annual reports will be available within 120 days of the end of the Company's most recent calendar year.

*Additional Material Information*

The Company represents that there is not any material information necessary in order to make the statements made in this Offering Statement, considering the circumstances under which they were made, not misleading.

# MANAGEMENT

*Current Officers and Directors*

Mr. Barry Schofield is the current Officer, Director and is the Controlling Shareholder of the Company.

*Related Person Transactions*

From time to time, we may engage in transactions with related persons. Related persons are defined as any Manager or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

*Conflicts of Interest*

The Company and its Manager may have other business interests and may engage in other activities in addition to those relating to the Company. The Manager has a duty to disclose conflicts of interest that may exist between the interests of the Manager and its Affiliates and the interests of the Company.

## CROWDSOURCE FUNDED INVESTMENT PROCESS

***Making an Investment in the Company***

**How does investing work?**

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Notes of Convertible Notes. At that point, you will be an investor in the Company.

**Crowdsource Funded Regulation CF rules regarding the investment process:**

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.
- The intermediary will notify investors when the target offering amount has been met.
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned.
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Notes will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Notes in exchange for his or her investment.

**What will I need to complete my investment?**

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number.
2. Employment and employer information.
3. Net worth and income information.
4. Social Security Number or government-issued identification; and
5. ABA bank routing number and checking account number

**How much can I invest?**

A nonaccredited individual investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,140 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

Accredited investors are exempted from the aforementioned investment limitations.

**How can I (or the Company) cancel my investment?**

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Notes have been issued. If you have already funded your investment, let Crowdsource Funded know by emailing Tim Hogan at tim@crowdsourcefunded.com. Please include your name, the Company's name, the amount, the investment number if applicable, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**

You are an investor and Shareholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information like the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC.
2. The Company has filed at least one annual report but has no more than 300 shareholders of record.
3. The Company has filed at least three annual reports and has no more than $10 million in assets.
4. The Company or another party repurchases or purchases all the Notes sold in reliance on Section 4(a)(6) of the 1933 Act: or
5. The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, Crowdsource Funded works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**

You can return to Crowdsource Funded at any time to view your portfolio of investment and will obtain an investment confirmation. In addition, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Notes after buying them?**

Notes purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Notes.
2. To an accredited investor.

3. As part of an offering registered with the SEC; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your Notes. Currently, there is no market or liquidity for these Notes, and it may be some, if ever, time before the Company lists these Notes on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Barry Schofield, as Officer, Director and Beneficial Shareholder certifies the financial information disclosed and included in its Form C and the information contained in the attached 2020 Tax Returns of the Company are complete and accurate in all material respects.

Barry Schofield Founder/MANAGER



**Zenloc L.L.C.**

**Business Plan 2021**

Barry J. Schofield

C.E.O.

September 2021

## CONTENTS

## EXECUTIVE SUMMARY

### 1.1    OVERVIEW

Zenloc LLC is an independent USA private company dedicated to the design, production and distribution of high security monitoring and alarm systems, primarily for freight transport and containerised goods shipment.

The company owns issued patent rights for the product in the USA,

The company is owned and operated as a USA company. A small number of units were manufactured for market testing, and the results and feedback from that testing form the basis of a new MK2 version of the original alarm.

Key goals have been achieved, the company is now seeking further investment to drive its commercial growth forward in both the freight transport and portable storage arena's.

The company is led by Barry Schofield, a seasoned professional with over 30 years successful experience in security and defense, first in the Royal Navy and subsequently in the Police and then the Road Haulage Industry, as well as in private security and investigation. Barry has made a number of contributions to solving previously intractable problems with novel technical solutions, culminating in his invention of the Zenloc Portable Security Alarm. His investigation skills coupled with the knowledge of the security challenges in road haulage led him to invent, design and build the award-winning security solution available today.

## 1.2    MARKET FOCUS

The company's main focus is the upgrading of its acclaimed Zenloc Portable Alarm solution, a handy stand-alone system for the protection of drivers, vehicles and freight. Unique in the functionality it offers unparalleled security. Protected by a patent in the USA and already endorsed by customers. Zenloc security solution is set to take the market by storm.

There are currently no serious competitive products available, other than old-fashioned locks and padlocks. that offer the current level of security for both cargo and driver.

The current industry recognised standard protection is the Bulldog type lock, a hardened steel sliding lock that secures the upright bars of containers and rigid vehicles.



These offer none of the advantages delivered by Zenloc solutions, making this an extremely attractive market for our company; one in which to establish early dominance and grow a strong global brand. Expansion will be partly by direct sales, particularly in the USA, but also via channel partnerships in mainland Europe, the USA and the Far East.

## 1.3    RIGHT PRODUCT AT THE RIGHT TIME

The Zenloc Portable Alarm solution has interest from a major haulage company, Portable Storage Companies and retailers.

The product is currently manufactured here in the USA



It has also been tested and approved by Kuehne + Nagel as suitable for use in continental Europe and for their associate companies' world-wide.  A recent independent industry survey confirmed a 100% success rate of "theft free" experience for companies using the Zenloc Portable Alarm.

With the right investment the company intends to capitalise on these early successes and take its next generation alarm to the next level and a wider market.

## 1.4    FINANCIAL OVERVIEW

The investment that the company seeks to raise at this time is aimed at upgrading the current alarm now that the product has proved itself and has serious industry backing. Along with this some of the money raised will be for marketing and sales assistance, and for some R&D. Additional stock too will be needed to fulfil probable orders that are already being considered by companies.

.

The market has been researched and competitor products (such as they are) have been assessed and the product would be launched at a retail price of $495. The assumed manufacturing cost based on conversations with the engineering company is $200. That leaves a profit margin of $295 per unit

Potential sales are estimated to be excellent, and a model for renting the new product to allow for re-occurring revenue is already in hand

## 1.5 UNIQUELY EFFECTIVE SOLUTION FOR GLOBAL FREIGHT SECURITY

For years the freight industry has suffered costly losses in many forms, including theft, pilferage and illegal immigration through clandestine intrusion. Vehicles and containers are of course at their most vulnerable when stationary, especially when the driver is away from the vehicle, resting or asleep in the cab. Container doors are often forced open and conventional security precautions are all too easily breached or circumvented.

The Zenloc alarm is an innovative new system that addresses these points of significant market "pain". Proof of concept has been achieved, a fully productized turn-key solution has been delivered and early sales traction has been established.

Unlike other security devices in common use, the Zenloc Portable Alarm is completely stand alone, it is not reliant on any vehicle electrical systems and has the additional unique feature of providing remote warning alerts – to the driver and/or fleet security team – whenever an attempted intrusion occurs. This means that not only is load security greatly improved, but the system also gives valuable added protection to the driver/user.

The portable security alarm is unique with a USP of being the first self-arming portable alarm for the industry. It has been developed in such a way that it has a number of anti-handling devices within it to deter even the most hardened thief. It is magnetically attached and designed to self-arm. Coded signals will be sent to the user's phone. If the unit is tampered with a 120-decibel alarm sounds at the base unit. At the same time coded signals will be received by the user and those nominated to receive a warning of an attack. Giving an immediate notice of tampering. This allows for instant action to protect both the user and the cargo.



With the problems of illegal immigration on the increase throughout the USA, the Zenloc Portable Alarm also offers a cost-effective solution to hauliers and drivers in this important and costly area of concern. The alarm provides reliable alerts guarding against intrusion and delivering lower costs and increased efficiency.

Further developments of the product range are in the pipeline; for the transport industry. As these new developments come on stream, the Zenloc product range will be extended - achieving access to a wider range of applications in a further enlarged target.

## 1.6 CUSTOMER SATISFACTION

The Zenloc Portable Alarm is gaining widespread recognition both in the transport industry and with the Portable Storage companies that operate in that space. David Ware, Underwriting Manager at Towergate Transit & Cargo, reported that his company was very impressed by the Zenloc solution.

*"There have been plenty of devices in the past that focused on the actual locking mechanisms and entry points to containers"* he said; *"but the designer of Zenloc has taken a different approach in coming up with a suitable deterrent to prevent attempted entry into the container in the first place."*

Towergate and other insurers also recognise the extra peace of mind and reduced risk of injury that the Zenloc alarm affords to drivers - both whilst in their cab and also in the vicinity of their vehicle. Commenting on behalf of Towergate, David Ware confirmed that

*"For the right type of risk, we have no doubt that Zenloc will aide in reducing the number of attempted thefts from containers whilst parked up."*

Wrightsure Insurance Group also announced enthusiastic support for the Zenloc alarm, offering significant discounts on goods in transit insurance for those companies using the system.

In a recent interview with Transport Operator magazine, Russell J. Baker, Transport Manager of Southampton-based Pentalver Transport Ltd. said:

*"During the previous three years prior to using Zenloc we had recorded seven thefts/attempted thefts. Using Zenloc over the past 12 months, we have not been targeted, nor had any attempted thefts on our vehicles."*

Sea Transport Ltd of Ipswich, and the Sea Freight Division of Allport in Tilbury UK also reported to Transport Operator magazine that they had experienced zero claims for cargo loss since they began using the Zenloc Portable Alarm system

## 1.7 WORLD CLASS LEADERSHIP

**Chief Executive Officer and Inventor**

Barry Schofield is a seasoned professional with over 30 years successful experience in security and defense, first in the Royal Navy and subsequently in the Police and then the Road Haulage Industry, as well as in private security and investigation. Barry was also the board appointed security consultant for the UK's largest independently owned haulage company. In a career never far from technology and technical innovation, Barry has made a number of contributions to solving previously intractable problems with novel technical solutions, culminating in his invention of the Zenloc Portable Security Alarm.

## 1.8 ADDRESSABLE MARKETS

### FREIGHT TRANSPORT

The global market for the Zenloc Portable Alarm solution in the freight transport field falls into two main categories –

- Containerised and cargo transport
- Portable Storage Units

At this stage, and for the duration of the current business plan, the company's main focus is on the containerised and cargo transport market.

It is estimated that there are currently some twenty million containers in use world-wide (Wikipedia) and of these approximately five million operate in China. It is estimated that of the 17,000,000 containers in use outside of China approximately 10% are used in places and circumstances that make them relatively easy targets for the Zenloc alarm. This gives us a huge potential addressable market in terms of sales revenue.

## PORTABLE STORAGE UNITS

Beyond traditional freight security, the company has also designed the Zenloc Portable Alarm with other target markets in mind. Principal among these is the market for portable storage units, and equipment on building sites, road-works, open-cast mines, etc. This is a potentially highly fruitful area for the company.

## OTHER ADDRESSABLE MARKETS

The company is confident that a number of other potentially highly attractive markets will also be addressed in future business planning. The planned new version will facilitate this opportunity.

## 1.9 BUILDING ON SUCCESS

Having successfully trialled the MK1 version with FedEx and Lockheed Martin, and with interest from the National Portable Storage Association, Loves Transport, and Apple. The company is extremely confident that the new MK2 version will be a huge success. New technology is now freely available to allow a significant upgrade, and remove the need for a handset receiver, and move to new cellular technology. These are the company's planning priorities at this time.

## 10.0 MARKETING STRATEGY

### WEB SITE

Currently the company has a very well-placed website www.zenloc.com due to its unique name. Through careful SEO management we can achieve good rankings on most search engines when words such as 'container security', 'container protection systems', 'container alarms', etc are entered into these search engines. The website has been designed to allow growth by adding additional sections and to have the ability to take orders on line.

### MONTHLY NEWS LETTER

The Company intends to send out a monthly newsletter to all existing clients and those that we have contacted over the past year. This newsletter is informative but is aimed at maintaining client relationships going forward.

### EDITORIALS

We will seek to have professionally written editorials, highlighting the new MK2 versions and its potential to protect lives and cargo.

### YOUTUBE

We have a presence on YouTube with a video of the product in action, this same video features on the company website as well.

## TRADE SHOWS

These are a window of opportunity for the company. Tradeshows with relevancy to the product are a great way of advertising our alarm, and is a high priority in future marketing.

## WORD OF MOUTH

Organic growth, such a solid way of producing sales. We will always ask customers for referrals and recommendations for the product.

## INDUSTRY ENDORSEMENTS

It is the company's objective to have the product recognized within the industry. Already the National Portable Storage Association of America have offered access to all their clients and customers once the new MK2 version is available. We will look at other reputable organizations for the same endorsements.

## FUTURE MARKETING

With the additional funding being sought, more effort and time can be placed on the marketing strategies above. Major trade shows can be attended, and advertising in specific trade magazines and websites will be advantageous.

## INSURANCE COMPANIES

Without a doubt this is the way ahead for mass sales within the trucking world where thefts are high. When we finally produce the upgraded alarm, it will not only be an excellent security device, but it will become a weapon for insurers to use. It is hopeful that the company can work with insurance companies, and that they will offer discount incentives for those choosing to use the alarm.

## SHIPPING LINES

Another market driver for the product is the shipping lines such as NYK, China Shipping etc. These companies export containers but do not haul the goods from ports. They employ subcontracted companies.
The shipping lines can also add their weight behind the alarm, especially if we have the attention of the insurance companies. They could also insist the alarm is used to protect their client's cargo so the hauliers would be advised to use the product.

## MANUFACTURERS

As above, these are the companies that use the shipping lines that use the hauliers that eventually use the Zenloc alarm. We have not yet contacted these, and a concerted effort here is needed in the marketing development strategy of the company. The companies to approach are the like of Hitachi, Dell, and Sony etc.

## 10.1 COMPETITOR ANALYSIS

We have looked at 4 key topics in this analysis:

1. Competitors
2. Competitor products
3. Competitor's strengths and weaknesses
4. The market outlook

Background to Container security:

The alarm as it is today was conceived due to a gap in the market for a system that was not only portable but easy to use and very effective. The research showed there was nothing worldwide that could be found to protect containers from interference and send alerts to drivers of such attacks. What systems were available were both inadequate and easily overcome. The market was therefore open to a new and uniquely operated device.

The Zenloc product is a security alarm, and must not be placed in the realms of electronic security seals. These are for asset tracking and accountability and offer little protection from theft of goods.

The primary security device then and is still today is a sliding locking system called 'bulldog', this is a hardened steel flat plate that locks between the two upright opening bars on all containers. It has non duplicating keys and is made of hardened steel.





However, as research showed and through investigations carried out by Barry Schofield, these locks were being removed easily by thieves using oxy acetylene cutting gear, or by removing the upright bars above and below the lock to gain entry into containers. This way of removing the locks is not only effective but also very quiet, and a driver a sleep in his cab would never know an attack is taking place.

There are companies that produce locks, bolts and some electrical early warning systems for (inside) containers, but nothing has been located yet that seriously challenges the Zenloc product.

Our USP is that the product is totally portable, self-arming and simple to use with NO ongoing fees. Furthermore, it is designed specifically to attach to the outside of a container and is an immediate deterrent to any thief. The reason for this design is that all containers leaving loading areas should be sealed at source. This seal will stay intact until broken open at point of delivery.

## 10.2 COMPETITORS

The nearest competitor to Zenloc is DeWalt with their new DeWalt DS600 – Portable Alarm

However, the application is different, and although around $60 cheaper, it has additional costs, such as Activation fees, Monthly fees and fee to access location of alarm. Zenloc has no such fees. INSERT COMING FOR INSERTION HERE

## 10.3 MARKET OUTLOOK

**Theft of cargo in transit highest amongst all cargo theft in 2020 according to Shipping and Freight Resource**

North America continues to see theft coming almost exclusively in-transit via hijackings or directly from a parked vehicle. The risk of social unrest, particularly in Mexico, arguably impacted the risk of cargo loss through most of last year.

Significant disruption to the Mexican rail freight industry, with protesters setting up blockades on train tracks, created a backup of cargo across the country. This disruption led to estimated losses of close to US$4.4billion

In the coming year disruption and the uneven resumption of international trade resulting from the spread of COVID will continue with imbalances in shipping container distribution that are likely to impact maritime, and through a knock-on effect air cargo capacity throughout 2021. The added vulnerability of cargo will therefore continue.

There is no doubt that crime is on the increased, organized crime is becoming more sophisticated and the rewards even greater. Sporadic opportunity thefts too are on the increase; with the world recession comes more damaging economic crime. Theft from the containers and rigid vehicles that Zenloc can protect are going up month by month, Insurance companies are suffering unprecedented claims and premiums are increasing for haulers. Contracts are being lost due to inadequate security; haulage companies that do not take care will lose their footing and fall into unrecoverable debt.

This is no fairy tale, this is what the market outlook is right now, and Zenloc if funded correctly can capitalize on this effect of theft and losses. It has the product and the future to help tackle this crime. And with the insurance companies and manufacturers so desperate for a remedy Zenloc may well be the company of the future in cargo security.

# S.W.O.T.

## Analysis Zenloc Security Systems Limited



**STRENGTHS**

- World first product
- A growing market need
- USA Manufacturing
- Excellent competitor advantage
- World wide application
- Huge potential financial return
- Insurance Company's support
- USA patent protected
- No ongoing fees

**WEAKNESSES**

- Under funded
- Little or no marketing
- Senior management staffing
- Difficult economic climate
- No long term contracts

**OPPORTUNITIES**

- Competitive edge
- Broadening market place
- Growing Insurance Company interest
- Growth due to increased theft
- Technical upgrading
- Market testing completed
- Strong interest in product

**THREATS**

- Global recession
- Product copy
- Future competition



## 10.5 PAST ENDORESMENTS

'We (Towergate Underwriting) recently viewed a demonstration of Zenloc (By Barry Schofield) and were impressed by the system that had been developed. There have been plenty of devices in the past that focused on the actual locking mechanisms/entry points to containers but the designer of Zenloc has taken a different approach in coming up with what appears to be a suitable deterrent to prevent attempted entry into the container in the first place.

Whilst acting as a deterrent it also gives the driver extra peace of mind whilst in their cab and hopefully alleviates the need for them to leave their vehicle in the event of the alarm going off, thus reducing the risk of injury to themselves (which is so often the case nowadays). For the right type of risk, we have no doubt that Zenloc will aide in reducing the number of attempted thefts from containers whilst parked up."

David Ware
Underwriting Manager
Towergate Underwriting - Transit & Cargo'

WRIGHTSURE
insurance group

## Zenloc Container Security Alarm System

Wrightsure Insurance Group is proud to confirm that we act as Insurance Brokers for ZENLOC Security Systems Limited.

We are also delighted to advise that due to the continued success of the ZENLOC product and the accompanying insurance scheme, since the introduction of the successful and unique Container Security Alarm System, we can now confirm that the Zenloc insurers have recently agreed a **25% premium reduction** for users of the system.

Wrightsure Insurance Brokers are also able to confirm that significantly discounted Goods in Transit insurance is now available for those companies who use the ZENLOC Container Security Alarm Systems.

Please contact the undersigned for a 'free' no obligation quotation.

**Confirmation of no claims since alarm in use from PENTALVER Dated 14.06.2011**

Russell J Baker, Transport Manager, Pentalver Transport Ltd, Southampton confirmed that ***"since we (Pentalver) have been using Zenloc over the past 12 months we have not been targeted nor had any attempted thefts on our vehicles. During the previous 3 years prior to using Zenloc we had recorded 7 thefts/attempted thefts".***

Russell Baker went on to say ***"I feel since using the Zenloc device we have managed to keep the thief's away from our vehicles, even though we pay to park at supposedly secure service areas which seem to be high risk areas".***

**Allport – Sea Freight Division** - Confirmation of no claims since alarm in use from Peter Hunt, Allport Sea Freight Division, Tilbury

Peter Hunt has confirmed that since using the Zenloc Container Security Alarm System Allport had not suffered any claims for cargo loss from the sea freight division.

**Sea Transport Limited**, Ransomes Europark, Ipswich have also recently confirmed that for the past 12 months since using the Zenloc security alarm system they have suffered no loss of cargo from the containers fitted with Zenloc. Clair Hepple, Sea Transport 05.08.2011

**Further information or no obligation quotations please contact:**

Frank Heinrich-Jones FCII, Chartered Insurance Practitioner and
Business Development Executive, Wrightsure Insurance Group.
Contact Tel 01329 820768 E-mail: frankhj@wrightsure.com

Good morning, Barry,

As discussed at our recent meeting and over the telephone yesterday, I believe your product is key to help mitigate the hideously high levels of theft from vehicles and containers in transit.

The Insurance Market is seeking solutions and you may well have the perfect piece of kit we've all been waiting for.

I am very interested in phase two of the alarm and its launch later this year. I will, and have been, spreading the good word about Zenloc to various insurers.

As soon as you can confirm the expected launch time, pricing, specifications etc I will assist as appropriate and see what deals we can negotiate for clients with fleets of commercial vehicles and employ the alarm to improve on rising insurance premiums.

Please keep me posted with developments.

Best regards and good luck!

Matthew

**Matthew J Whitworth**

**Head of Marine**

London 0207 335 0726   Mobile 07584 686345

matthew.whitworth@bluefingroup.co.uk

www.bluefingroup.co.uk

Gatwick Diamond
BUSINESS AWARDS
WINNER 2009

THALES

Innovation in Manufacturing
Sponsored by Thales

*Zenloc Security Products*



*Barry Schofield of Zenloc Security Systems collects the Award for Innovation in Manufacturing from Peter Vine of Thales*

# MEMORANDUM OF MAJORITY CONSENT OF ZENLOC LLC

Zenloc LLC is in the process of raising a second round of funding in order to commence manufacture of the MK2 version of the alarm. As a result, an offering document has been prepared, along with an application (And acceptance) into The US Securities and Exchange Commission.

The amount of money being raised is $250,000 in batches of $25,000. In order to do this, the above documentation had to be completed. This milestone has now been achieved.

**Proposal.**

1. It is proposed that the company (Zenloc LLC) by majority. Will issue (As required), the amount of $250,000 in Convertible Notes.
2. That the company prepare to convert from an LLC to a 'C' Corporation.
3. The current ownership as it stands with all shareholders will NOT change.
4. The issuing of Convertible Notes will not include voting rights.
5. That a returning email with your name and Agreed/Denied noted will constitute your acknowledgement of this memorandum.
6. That a majority vote will allow action of the above.


| Agreed/Denied. | Barry Schofield | Note | AGREED |
| --- | --- | --- | --- |
| Agreed/Denied. | John Darnall | Email | AGREED |
| Agreed/Denied. | Johnathan Darnall | Email | AGREED |
| Agreed/Denied. | Josh Sink | Email | AGREED |
| Agreed/Denied. | Kevin Parr | Email | AGREED |
| Agreed/Denied. | Huw Olive | Email | AGREED |


Dated this day of 23rd September 20021

Barry J Schofield

C.E.O.

Zenloc LLC

*Barry J Schofield*

# TERM SHEET
## FOR CONVERTIBLE PROMISSORY NOTE FINANCING OF
## ZENLOC LLC

This term sheet is an expression of intent only, does not express the agreement of the parties, is not meant to be binding on the parties and is meant to be used as a negotiation aid by the parties. The parties do not intend to be bound until they enter into a definitive agreement regarding the subject matter of this term sheet.

***Issuer:***          Zenloc LLC, an Arizona Limited Liability Company  (the "***Company***").

***Financing Amount:***          Up to $250,000 from investors identified by the Company (the "***Investors***", each an "***Investor***"). Amounts may be funded in multiple closings. Zenloc LLC would consider an over subscription amount up to an additional 25%.

***Promissory Notes:***          The Company shall issue promissory seed notes (the "***Notes***") at a 25% discount in exchange for amounts invested by the Investors. The Notes will have the following principal provisions:

Maturity:  Unless earlier repaid or converted, outstanding principal and unpaid accrued interest on the Notes shall be due and payable upon request of the Majority Holders made on or after the date which is 24 months from the initial Dated Date (the "***Maturity Date***").

Interest: Simple interest shall accrue on an annual basis at the rate of 12.5% per annum.

Conversion at Qualified Financing: In the event the Company consummates, while the Note is outstanding, an equity financing pursuant to which it sells shares of its equity securities ("***Next Round Securities***"), with an aggregate sales price of not less than $500,000, excluding any and all indebtedness under the Notes that is converted into Next Round Securities, and with the principal purpose of raising capital (a "***Qualified Financing***"), then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert into shares of Next Round Securities at the lesser of (i) 75% of the cash price per share paid by the other purchasers of Next Round Securities in the Qualified Financing and (ii) the price obtained by dividing $2,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Change of Control: If the Company is acquired prior to the Qualified Financing, then at each Investor's option, either (i) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, plus an additional payment equal to 10% of the principal amount of such Investor's Note, or (ii) such Investor's Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $2,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness). An investor in the Seed Round Notes are receiving 25% discount.

Pre-Payment: The principal and accrued interest may not be prepaid unless approved in writing by the Majority Holders.

Security: The Notes shall be unsecured obligations of the Company.

| | |
|---|---|
| *Documentation:* | The Notes may be amended by the Company and the holders of a majority (by unpaid principal amount) of the Notes (the "***Majority Holders***"). |
| *Expenses:* | The Company and Investors will each bear their own legal and other expenses with respect to the Notes financing. |

*[Signatures on next page]*

This term sheet is non-binding and is intended solely as a summary of the terms that are currently proposed by the parties. The parties acknowledge that they neither intend to enter, nor have they entered, into any agreement to negotiate a definitive agreement pursuant to this term sheet, and either party may, at any time prior to execution of such definitive agreement, propose different terms from those summarized herein or unilaterally terminate all negotiations pursuant to this term sheet without any liability whatsoever to the other party. Each party shall be solely liable for all of its own fees, costs and other expenses in conjunction with negotiation and preparation of a definitive agreement pursuant to this term sheet.

**COMPANY:**                                    **ZENLOC LLC**

                                                By: _____

                                                        Name:    Barry Schofield
                                                        Title:      Chief Executive Officer


**INVESTOR (if an entity):**        _____

                                                By:    _____

                                                        Name:    _____
                                                        Title:      _____


Subscription Amount:
$1.000 min-$250,000 max            $_____


**INVESTOR (if an individual):**    _____
If you are an unaccredited investor,
your limit is $2,000

Signature:                                    _____


Subscription Amount:
$1.000 min-$250,000 max            $_____



# Securing Freight from Theft

*Up to $250,000 of 12.50%, 2 Year Convertible Notes*

This is a crowdfunding solicitation of interest pursuant to 17 C.F.R. 227.206. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

# Table of Contents

# Executive Summary

➢ Zenloc designs high security anti-theft monitoring and alarm systems.

➢ Cargo theft is a $15 billion to $30 billion a year problem according to the FBI.

➢ Zenloc's prototype product, the MK 1, provides a security solution for theft in the freight transport and container goods industry.

➢ Zenloc technology has a sustainable advantage and is protected by an issued patent in the USA.

➢ The company marketed the MK 1 to FedEx, an early adopter of product innovations.

➢ The company is preparing to incorporate FedEx feedback and validate its Product Market Fit.

➢ The commercial version of Zenloc's product is the MK 2.

➢ The Company is contemplating raising up to $250,000 of capital for development and production of the "Mk 2" commercial version of its product and preparations for Going to Market.

# Market Problem and Zenloc Solution

**PROBLEM**

- ➢ There are an estimated 31 million containers moved from the top 20 US ports in a single year, 30% of which are moved by road.

- ➢ Container theft  is a $15- 30 Billion a year problem.

- ➢ Conventional locks take seconds or minutes to be removed and are ineffective against theft.

**ZENLOC SOLUTION**

- ➢ Anti tampering self arming system.

- ➢ Alarm set at 120 decibels when triggered.

- ➢ Notification to a handheld device.

- ➢ Keyless, codeless magnetic attachment.



# Zenloc Mk 1 – Theft Prevention System



 MK 1 Product Features

- Leverages 7 sensor array to detect tampering or break-in attempts
- Alarm sounds in response to tampering
- Alerts sent to convenient handheld remote
- Portable, Lightweight, Self Arming
- Low Cost, Reliable, Durable
- 200 yard range
- Loss from theft is averted
- Lower Insurance rates due to reduced theft
- Less than 1% Attrition of Field Units

# Zenloc Mk 1 – Theft Prevention System

The MK 1 Product has been commercially sold, tested and evaluated on truck trailers and containers.




# Product Market Fit – MK1 Prototype

➢ The company manufactured 60 units of its Mk1 product. This product is designed to work in conjunction with a handheld remote.
➢ The MK1 theft prevention system has the following 7 features:
  1. Self arming
  2. Rechargeable battery
  3. Portable magnetic attachment
  4. Loud Alarm and instant handheld notification alerts
  5. 7 days on station before needing to be recharged
  6. Keyless, codeless and No installation required
  7. Handheld remote with a 300 yard range

Customer Adoption
➢ FedEx has been identified as an Early Adopter and purchased 45 MK 1 units for testing and evaluation.
➢ Other companies have been given a prototype for testing and evaluation.
➢ Lockheed Martin, Loves Transport, Pentalver Transport and the National Portable Storage Association have expressed interest in purchasing the commercial version.

# Product Market Fit – Go to Market

➢ From those units purchased and tested these customers provided the following feedback.
  ➢ The MK 1 has been validated as a better product solution to prevent transport theft.
  ➢ The selling price of $375 - $499 per Unit has been validated for wholesale and retail, respectively
  ➢ Customers liked the portability, magnetic anti – tampering feature

➢ The MK 2 commercial version of the Zenloc theft prevention product will keep all of the customer MK1 product validated features, PLUS.

➢ The MK 2 commercial product will incorporate additional features, including.
  ➢ An unlimited range
  ➢ Configurable through and compatible with iPhones and Androids instead of a Handheld Remote
  ➢ An integrated camera triggered by disruptive movement
  ➢ Multiple device alert notifications
  ➢ Extended charging capacity of the battery
  ➢ A $200. per Unit Cost of production, packaged and ready for shipment

# Go to Market Strategy – MK 2 Commercial







MK 2 Product Features include FedEx feedback:

- 14 days on Station between charges

- Unlimited Range

- Camera for collecting Attacker data

- Additional Driver protection

- Multiple notification alerts for added lone user protection

- Compatible with Apple and Android devices

# Go to Market Strategy

➢ The initial target customer for the MK 2 product is FedEx Freight.

➢ FedEx Freight has provided us with the feedback needed to win its business as a customer.

➢ FedEx Freight is not only a large commercial customer but they also are widely viewed as a Early Adopter within the freight and containerized transportation industry.

➢ This initial win will enable the company to Go to Market more efficiently than could otherwise be possible.

➢ It will also allow the company to manage its working capital much more effectively and consider its optimal path for future growth in a more strategic manner.

# Testing the Market – Capital Raise

➢ The MK 1 product has been invented, patented, manufactured, test marketed and sold to FedEx.

➢ These Milestones have been funded by the Founder along with friends and family shareholders.

➢ We believe the product market fit has been validated and we are ready to progress to commercial sales.

➢ The company is looking to raise up to $250,000. This amount will be used as follows:

   ➢ Replace the Remote with a programming application compatible with an iPhone and Android

   ➢ A longer life battery to extend the time between charging

   ➢ An embedded camera and disruption trigger

➢ This in return will initiate orders, and the roll to ongoing manufacturing and sales will begin.

➢ In return for the $250,000. the company is gauging interest in a convertible note, that features a $12.5% Interest Rate maturing in 2 years with a 25% Discount on Conversion into the next funding round.

# APPENDIX – Founder Biography



Barry J Schofield

Owner and founder of Zenloc LLC

Ex-military man, who on leaving the Royal Navy after 13 years became a police officer, then eventually moved into civilian life as an Investigator and Security Consultant.

Having been in the security and investigations arena for 20 years, I was lucky enough to become the Board Appointed Group Security Consultant, for one of the largest independent cargo transport Companies in the UK.

Undertook in depth investigations into cargo theft within the UK and Europe. During this period, I became aware of how weak, locks and seals were in protecting cargo. Especially from the containerized units. Drivers were constantly the subject of these thefts, especially when asleep, or not with their vehicle.

The industry needed a system that would alert drivers to theft attacks, hence the birth of the Zenloc Portable Alarm.

Invented, designed, and manufactured a portable self-arming alarm system. This alarm won a major award in the UK for engineering and design and has now an issued patent here in the USA.

Goal now, is to bring this product to market, protect and reduce cargo crime, and in doing so offer lone operators a level of protection so far not available.

This is and has been my passion since the early concept of this alarm. Had difficulties along the way. But with the new available technology, I am excited to have my product enter the marketplace.